SUBSCRIPTION AGREEMENT BETWEEN THE TRUST AND THE INVESTOR

AVIEMORE FUND
A SERIES OF THE
AVIEMORE FUNDS

LETTER OF INVESTMENT INTENT

April  22  , 2004

To the Board of Trustees of the Aviemore Funds

The undersigned (the “Purchaser”) hereby subscribes to purchase a beneficial interest (“Interest”) of the Aviemore Fund, a series of the Aviemore Funds, in the amount of one hundred thousand dollars ($100,000.00) for ten thousand (10,000) shares at net asset value of ten dollars ($10.00) per share, in consideration for which the Purchaser agrees to transfer to you upon demand cash in the amount of one hundred thousand dollars ($100,000.00).

The Purchaser agrees that the Interest is being purchased for investment purposes only and with no present intention of reselling or redeeming said Interest.

Paul M. Frank, SEP IRA
Dated April 22 , 2004
/s/ Paul M. Frank

By: Paul Frank